 Exhibit 99.1

Kenon announces that ZIM Integrated Shipping Services Ltd., in which Kenon has a 32% interest, has priced the initial public offering of its shares

Singapore, January 28, 2021. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing that ZIM Integrated Shipping Services Ltd. ("ZIM"), in which Kenon has a 32% interest, has announced pricing information relating to the initial public offering of its shares.

ZIM is offering 14,500,000 new ordinary shares (representing approximately 12.7% of total issued shares) in the offering at a price of $15.00 per share.  Kenon's interest in ZIM will be diluted to approximately 28% upon completion of the offering.

ZIM has granted the underwriters a 30-day option to purchase up to an additional 2,175,000 ordinary shares at the initial public offering price. The ordinary shares are expected to begin trading on the New York Stock Exchange on January 28, 2021, under the ticker symbol “ZIM”, and the offering is expected to close on February 1, 2021, subject to customary closing conditions.

ZIM's registration statement relating to the offering is publicly available on the Securities and Exchange Commission’s (“SEC”) website www.sec.gov.

A registration statement relating to the securities of ZIM has been filed with the SEC.  The registration statement, any amendment or supplement to the Registration Statement and the documents incorporated by reference therein are available at the SEC's website at www.sec.gov. A written prospectus for the offering meeting the requirements of section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 405) including a price range where required by rule, may be obtained from the underwriters in ZIM's offering.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the pricing terms and expected timing relating to ZIM's initial public offering of its shares, Kenon’s expected interest in ZIM upon completion of the offering and other non-historical matters. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including risks relating to closing of ZIM's public offering and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.